[Breyer & Associates PC Letterhead]

April 9, 2012

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:      Melissa Campbell Duru, Esquire
Special Counsel
Office of Mergers and Acquisitions

Re:          First Financial Northwest, Inc.  (SEC File No. 001-33652)
Amendment Number 2 to Preliminary Proxy Statement on Schedule 14A

Dear Ms. Duru:

On behalf of First Financial Northwest, Inc., Renton, Washington (“Company”), enclosed is a copy of Amendment Number 2 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Revised Preliminary Proxy Statement”), which is being filed today via EDGAR.

The enclosed Revised Preliminary Proxy Statement has been marked to show all substantive changes from the  filing of the initial Preliminary Proxy Statement.  The revisions contained in the Revised Preliminary Proxy Statement were made primarily in response to comments received from the Securities and Exchange Commission (“SEC”).  The responses below are numbered to correspond to the numbers on the SEC comments and the enclosed copy of the Revised Preliminary Proxy Statement contains numbered references to each comment in the right margin.

General

Comment No. 1 - The Revised Preliminary Proxy Statement has been revised throughout to reflect that the Stilwell  participants seek to nominate only Mr. Schneider at this time. See the letter to shareholders, page 3 and page 10.

Contested Election, page 10

Comment Numbers 2-8 - Given the Stilwell participants decision to nominate only one candidate, we have removed the language noted in the staff’s comments from the Revised Preliminary Proxy Statement.

 *      *      *

Securities and Exchange Commission
April 9, 2012

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in reviewing the Proxy Statement, and request that the Staff direct any questions concerning the responses to the undersigned.

Sincerely,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr/1066
Enclosures
cc:           Victor Karpiak, Chairman, President and Chief Executive Officer